

January 11, 2013

Via E-mail

Kevin J. Degenstein
President and Chief Operating Officer
Gas Natural Inc.
1 First Avenue South
Great Falls, Montana 59401

>   **Re: Gas Natural Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 21, 2012**
>   **File No. 333-185634**

Dear Mr. Degenstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. Please revise the fee table to include the aggregate offering amount. Please refer to Note 2 to Notes to the "Calculation of Registration Fee" table to Form S-3.

Prospectus Cover Page

2. As you appear to be relying on General Instruction I.B.6 to Form S-3 to register your transaction, please revise the prospectus cover page to provide the disclosures required by Instruction 7 to General Instruction I.B.6. If you are not relying on General Instruction I.B.6, please tell us on which transaction requirement under General Instruction I.B you are relying and provide us with your analysis as to why you believe you are able to rely on that transaction requirement.

Information Incorporated by Reference, page 7

3. There appear to be several current reports on Form 8-K that you have not incorporated by reference but that have been filed since the end of the fiscal year and thus appear to belong in the list of documents that you are incorporating by reference. Please revise your list to include these filings. Please refer to Item 12(a)(2) of Form S-3. Also, please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. In this regard, you may wish to consider the guidance in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website.

Exhibit 5.1

4. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that each time a takedown occurs you will file an unqualified opinion that omits all such assumptions. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director